Warsaw, 2002-02-15

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

RECEIVED
MAR 04 2002
143
SEC MAIL PROCESSING SECTION WASH. D.C.

Ref.: 82-5025

02015700

Dear Sirs,

Please find enclosed the text of the 4nd quarter 2001 Report.

Best regards

SUPPL

Krzysztof Gerula

Vice-President

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XVI Wydział Gospodarczy Rejestrowy
RHB 25134
Kapitał Akcyjny wpłacony:
92.154.016 PLN

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Form SA-Q 4th quarter 2001

(for issuers of securities with the company profiles in production, construction, trade, and services)

In accordance with paragraph 46 section 1 item 2 of the Ordinance of the Council of Ministers dated December 22, 1998 (Journal of Laws no. 163 entry 1160)
the Board of Directors of ORBIS S.A...
discloses in public this quarterly report for the 4th quarter 2001 year. **Date submitted:** **14.02.01**

SELECTED FINANCIAL DATA (current year)	in thousands of PLN		in thousands of EURO	
	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
I. Net sales revenues	146 576	681 512	40 524	186 670
II. Operating profit (loss)	(11 483)	47 746	(3 175)	13 078
III. Profit (loss) before taxes	8 445	72 730	2 335	19 921
IV. Net profit (loss)	6 681	52 231	1 847	14 306
V. Assets (as at Dec. 31, 2001)		1 291 804		366 792
VI. Total liabilities (as at Dec.31,2001))		105 987		30 094
VII. Long-term liablities (as at Dec.31,2001)		16 507		4 687
VIII. Current liablities (as at Dec.31,2001).)		89 480		25 407
IX. Shareholders' Equity (as at Dec. 31, 2001)		1 100 154		312 375
X. Share capital (as at Dec.31,2001)		92 154		26 166
XI. Number of shares (as at Dec. 31, 2001)		46 077 008		46 077 008
XII. Earnings (loss) per ordinary shares (in PLN/EURO)		1,13		0,31
XIII. Earnings (loss) per ordinary shares (in PLN/EURO) - diluted		-		-
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)		23,88		6,78
XV. Book value per share (in PLN/EURO)(as at Dec 31,2001))		-		-
XVI. Declared or paid dividend per share (in PLN/EURO)		-		-

BALANCE SHEET (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sept. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Assets				
I. Fixed assets	1 158 205	1 152 440	1 094 426	1 008 853
1. Intangible assets	21 728	22 308	24 343	24 764
2. Tangible fixed assets	1 060 251	1 046 846	997 777	930 811
3. Financial fixed assets	76 226	83 286	72 306	53 278
4. Long-term receivables	0	0	0	0
II. Current assets	123 751	140 860	151 477	219 179
1. Inventories	14 239	15 650	17 363	19 907
2. Current receivables	33 800	62 594	47 878	60 540
3. Own shares in treasury	0	0	0	0
4. Current marketable securities	0	0	31 183	73 736
5. Cash and cash equivalents	75 712	62 616	55 053	64 996
III. Deferred expenses and income taxes	9 848	22 423	11 199	22 926
1. Deferred income taxes	3 822	7 251	3 523	8 980
2. Deferred expenses and other deferred assets	6 026	15 172	7 676	13 946
Total Assets	1 291 804	1 315 723	1 257 102	1 250 957
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 100 154	1 094 097	1 048 547	1 041 549
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Reserve capital	674 141	673 768	588 341	587 949
4. Revaluation reserve capital	281 627	282 625	283 245	283 638
5. Other reserve capitals	0	0	0	0
6. Foreign currency translation differences on the Company's foreign branches	0	0	0	0
7. Prior years' retained earnings (accumulated loss)	0	0	0	0
8. Net profit (loss)	52 231	45 550	84 807	77 809
II. Reserves	49 701	60 711	57 303	58 724
1. Reserves on income taxes	0	0	0	0
2. Other reserves	49 701	60 711	57 303	58 724
III. Liabilities	105 987	116 795	122 488	105 369
1. Long-term liabilities	16 507	41 038	26 758	31 626

2. Current liabilities	89 480	75 757	95 730	73 743
IV. Accrued expenses and deferred income	35 961	44 120	28 764	45 315
Total Shareholders' Equity and Liabilities	1 291 804	1 315 723	1 257 102	1 250 957

Book value	1 100 154	1 094 097	1 048 547	1 041 549
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	23,88	23,74	22,76	22,60
Expected number of shares	-	-	-	-
Book value per share (in PLN) - diluted	-	-	-	-

OFF-BALANCE-SHEET LIABILITIES (in thousands of PLN)	**as at Dec. 31, 2001 end of 4th quarter**	**as at Sept. 30, 2001 end of prior quarter**	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Off-balance-sheet liabilities				
a) total value of guarantees extended, of which:	4 993	54 460	42 704	44 250
- for subsidiary companies	0	42 993	41 766	43 312
- for associated companies	4 993	11 467	938	938
- for the parent company				
- for other companies				
b) other off-balance-sheet liabilities, by virtue of:				
-				
-				
-				
-				
-				
Total off-balance-sheet liabilities	4 993	54 460	42 704	44 250

PROFIT AND LOSS ACCOUNT (in thousands of PLN)	**4th quarter ended Dec. 31, 2001**	**4 quarters ended Dec. 31, 2001 cumulative**	**4th quarter ended Dec. 31, 2000**	**4 quarters ended Dec. 31, 2000 cumulative**
I. Net sales revenues	146 576	681 512	181 667	778 257
1. Net sales of products	144 981	675 449	180 152	772 505
2. Net sales of merchandise and raw materials	1 595	6 063	1 514	5 752
II. Cost of sales	124 941	502 819	137 665	537 390
1. Cost of products sold	124 289	500 603	137 137	535 408
2. Cost of merchandise and raw materials sold	652	2 216	528	1 982
III. Gross profit (loss) on sales (I-II)	21 635	178 693	44 001	240 867
IV. Selling expenses	12 302	40 171	12 444	43 013
V. General administrative expenses	21 122	89 393	26 202	99 889
VI. Profit (loss) on sales (III-IV-V)	(11 788)	49 129	5 355	97 965
VII. Other operating income	13 579	29 784	10 091	19 468
VIII. Other operating expenses	13 274	31 167	7 279	14 449
IX. Operating profit (loss) (VI+VII-VIII)	(11 483)	47 746	8 167	102 984
X. Income on shares in other companies	6 817	8 860	0	99
XI. Income on other financial fixed assets	0	0	0	0
XII. Other financial income	15 360	22 844	5 858	24 872
XIII. Financial expenses	2 277	6 886	1 844	6 607
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)	8 417	72 564	12 181	121 348
XV. Extraordinary items (XV.1. - XV.2.)	28	166	(104)	158
1. Extraordinary gains	55	299	21	459
2. Extraordinary losses	27	133	125	301
XVI. Profit (loss) before taxes	8 445	72 730	12 077	121 506
XVII. Corporate income tax	1 764	20 499	5 079	36 699
XVIII. Other obligatory profit decreases (loss increases)	0	0	0	0
XIX. Net profit (loss)	6 681	52 231	6 998	84 807

Net profit (loss) for 12 months		52 231		84 807
Weighted average number of ordinary shares		46 077 008		46 077 008
Earnings (loss) per ordinary share (in PLN)		1,13		1,84
Expected weighted average number of ordinary shares		-		-
Earnings (loss) per ordinary share (in PLN) - diluted		-		-

STATEMENT OF SHAREHOLDERS' EQUITY	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
I. Shareholders' Equity at beginning of period (opening balance)	1 094 097	1 048 547	1 041 549	963 740
a) restatement for changes in accepted accounting principles (polices)				
b) corrections of material faults				
I. Shareholders' Equity at beginning of period (opening balance), after restatement to comparative data	1 094 097	1 048 547	1 041 549	963 740
1. Share capital at beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
-				
-				
-				
b) reductions, of which:				
- retirement of shares				
-				
-				
-				
1.2. Share capital at end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at beginning of period	0	0	0	0
2.1. Change in not paid-up share capital	0	0	0	0
a) addition				
b) deduction				
2.2. Not paid-up share capital at end of period	0	0	0	0
3. Reserve capital at beginning of period	673 768	588 341	587 949	496 110
3.1. Changes in reserve capital	373	85 799	392	92 231
a) additions, of which:	997	86 424	392	92 231
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	0	0	0
- distribution of profit (in excess of value required by law)		84 807		90 943
-appropriation from the reserve revaluation capital	997	1 617	392	1 288
-				
-				
b) reductions, of which:	625	625	0	0
- coverage of loss				
-transfer of office building in the course of restructuring process	625	625	0	0
-				
-				
3.2. Reserve capital at end of period	674 141	674 141	588 341	588 341
4. Revaluation capital at beginning of period	282 625	283 245	283 638	284 533
4.1. Changes in revaluation capital	-997	-1 617	-392	-1 288
a) additions, of which:	0	0	0	0
-				
-				
-				
b) reductions, of which:	997	1 617	392	1 288
- sale or disposal of tangible fixed assets	997	1 617	392	1 288
-				
-				
-				
4.2. Revaluation capital at end of period	281 628	281 628	283 245	283 245
5. Other reserve capital at beginning of period	0	0	0	0
5.1. Changes in other reserve capital	0	0	0	0
a) additions, of which:	0	0	0	0
-				
-				
-				
b) reductions, of which:	0	0	0	0

-				
-				
-				
5.2. Other reserve capital at end of period	0	0	0	0
6. Foreign currency translation differences on the Company's foreign branches	0	0	0	0
7. Prior years' retained earnings or accumulated loss at beginning of period	45 550	84 807	77 809	90 943
7.1. Prior years' retained earnings at beginning of period	45 550	84 807	77 809	90 943
- restatement for changes in accepted accounting principles (policy)	0	0	0	0
- corrections of material faults	0	0	0	0
7.2. Prior years' retained earnings at beginning of period, after restatement to comparative data	45 550	84 807	77 809	90 943
a) additions, of which:	0	0	0	0
- distribution of profit	0	0	0	0
-				
-				
-				
b) reductions, of which:		84 807		90 943
- distribution of profit		84 807		90 943
-				
-				
7.3. Prior years' retained earnings at end of period	45 550	0	77 809	0
7.4. Prior years' accumulated loss at beginning of period	0	0	0	0
- restatement for changes in accepted accounting principles (policy)	0	0	0	0
- corrections of material faults	0	0	0	0
7.5. Prior years' accumulated loss at beginning of period, after restatement to comparative data	0	0	0	0
a) additions, of which:	0	0	0	0
- transition of loss to be covered	0	0	0	0
-				
-				
-				
b) reductions, of which:	0	0	0	0
-				
-				
-				
7.6. Prior years' accumulated loss at end of period	0	0	0	0
7.7. Prior years' retained earnings or accumulated loss at end of period	0	0	0	0
8. Net profit (loss)	6 681	52 231	6 998	84 807
a) net profit	6 681	52 231	6 998	84 807
b) net loss	0	0	0	0
II. Shareholders' Equity at end of period (closing balance)	1 100 154	1 100 154	1 048 547	1 048 547

CASH FLOW SATEMENT (in thousands of PLN)	**4th quarter ended Dec. 31, 2001**	**4 quarters ended Dec. 31, 2001 cumulative**	**4th quarter ended Dec. 31, 2000**	**4 quarters ended Dec. 31, 2000 cumulative**
A. Net cash flows - Operating activities (I+/-II) - indirect method	25 294	106 299	40 628	160 815
I. Net profit (loss)	6 681	52 231	6 998	84 807
II. Total adjustments	18 613	54 068	33 630	76 008
1. Depreciation and amortisation	18 117	67 738	15 738	59 847
2. (Gain) loss on foreign exchange differences	11	(136)	0	0
3. Interest and dividends	3 717	1 674	2 103	4 106
4. (Gain) loss on investing activities	(16 015)	(23 673)	65	(872)
5. Change in other reserves	(11 009)	(7 600)	(1 200)	(939)
6. Corporate income tax as disclosed in the Profit and Loss Account	1 764	20 499	5 079	36 699
7. Corporate income tax paid	(7 092)	(18 097)	2 838	(23 249)
8. Change in inventories	1 412	3 124	2 544	3 351
9. Change in accounts receivable	31 231	11 440	10 782	(9 396)

10. Change in current liabilities (excluding loans and bank credits)	745	(9 108)	10 414	4 590
11. Change in deferred and accrued expenses	3 629	8 924	(10 165)	820
12. Change in deferred income	(2 642)	(77)	(117)	22
13. Other adjustments	(5 255)	(640)	(4 452)	1 029
B. Net cash flows - Investing activities (I-II)	(9 246)	(88 839)	(47 766)	(126 530)
I. Cash provided by investing activities	24 383	65 963	64 249	315 743
1. Sales of intangible assets	0	55	0	118
2. Sales of tangible fixed assets	982	8 792	264	2 036
3. Disposal of financial fixed assets, of which:	23 008	23 008	2	2
- securities of subsidiary companies	0	0	0	0
- securities of associated companies	22 736	22 736	0	0
- securities of the parent company	0	0	0	0
4. Disposal of current marketable securities	0	31 672	63 786	312 800
5. Long-term loans collected	0	0	0	0
6. Dividends received	393	2 436	0	99
7. Interest received	0	0	197	688
8 . Other income	0	0	0	0
II. Cash used in investing activities	(33 629)	(154 802)	(112 015)	(442 273)
1. Purchases of intangible assets	(461)	(1 909)	(779)	(1 790)
2. Purchases of tangible fixed assets	(31 868)	(132 014)	(67 065)	(251 135)
3. Acquisition of financial fixed assets, of which:	0	(9 690)	(11 469)	(33 950)
- securities of subsidiary companies	0	(7 684)	7 183	(2 079)
- securities of associated companies	0	(1 500)	0	0
- securities of the parent company	0	0	0	0
4. Acquisition of own shares for treasury	0	0	0	0
5. Acquisition of current marketable securities	0	0	(22 931)	(145 626)
6. Long-term loans granted	0	-1 904	0	0
7. Other expenses	(1 300)	(9 285)	(9 772)	(9 772)
C. Net cash flows - Financing activities (I-II)	(2 953)	3 198	(2 804)	(15 097)
I. Cash provided by financing activities	0	17 746	0	0
1. Long-term bank credits and loans contracted	0	17 746	0	0
2. Issuance of bonds or other long-term notes payable	0	0	0	0
3. Current bank credits and loans contracted	0	0	0	0
4. Issuance of bonds or other current commercial papers	0	0	0	0
5. Issuance of shares	0	0	0	0
6. Additional paid-in capital	0	0	0	0
7. Other income	0	0	0	0
II. Cash used in financing activities	(2 953)	(14 548)	(2 804)	(15 097)
1. Payments of long-term bank credits and loans	0	0	0	0
2. Redemption of bonds and other long-term notes payable	0	0	0	0
3. Payments of current bank credits and loans	(1 866)	(11 371)	(1 866)	(11 566)
4. Redemption of bonds or other current commercial papers	0	0	0	0
5. Issuance of shares expenses	0	0	0	0
6. Own shares retired	0	0	0	0
7. Dividends and other payments to shareholders	0	0	0	0
8. Remuneration from net profit for the Management and Supervisory Board members	0	0	0	0
9. Charitable contributions	0	0	0	0
10. Finance lease commitments paid	0	0	0	0
11. Interest paid	(1 087)	(3 177)	(938)	(3 531)
12. Other expenses	0	0	0	0
D. Total net cash flows (A+/-B+/-C)	13 095	20 658	(9 943)	19 188
E. Change in balance-sheet cash and cash equivalents	13 095	20 658	(9 943)	19 188
- of which change in cash and cash equivalents by virtue of foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	0	55 053	0	35 865
G. Cash and cash equivalents - end of period (F+/-D)	13 095	75 711	(9 943)	55 053
- including cash and cash equivalents with limited disposability	96 370	96 370		

Andrzej Szułdrzyński
Vice president

Lidia Mieleszko
Board memeber

Date 14.02.2002

Notes to the report for the 4th quarter of 2001

1. Background

1.1 The report in question sets out the financial data for the 4th quarters of 2000 and 2001, covering in aggregate all the organizational units that keep separate accounts and that altogether constitute the company ORBIS S.A..

1.2 The report for the preceding periods has not been adjusted.

1.3 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. Accounting principles

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

2.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.

With respect to work in progress which has been terminated, a provision equal to the costs of securing the construction incurred during the reporting period is set aside. Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4 Financial fixed assets

Investment in capital instruments, i.e. shares and interest (participations) in other companies and long term securities are appraised at their acquisition cost.

In case of investments deemed to have permanently deteriorated in value, special earmarked reserves in the amount equivalent to the loss in value of such investments according to the assessment of the Company's Management Board are set aside.

2.5 Creditors and debtors

Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs.

Positive realized exchange rate differences are reported as financial income while unrealized positive exchange rate differences are shown in the balance sheet as deferred income until they have been received.

As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.

Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case a petition in bankruptcy has been dismissed, for receivables questioned by debtors and for receivables due from debtors who have been evading payments for the period exceeding 6 months.

In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- more than 6 months overdue	50% of the principal debt,
- more than 9 months overdue	80% of the principal debt,
- more than 1 year overdue	100% of the principal debt.

2.6 Stocks

Stocks of tangible assets are reported at their acquisition price or cost of manufacturing that may not, however, exceed their net realizable value.

Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.

2.7 Tradable securities, cash and cash equivalents

Tradable securities are valued in the following manner:

- debt securities at their realizable value, while the difference between the acquisition cost and the actual realizable value is appropriated as financial income or reported as financial cost,
- shares, participations and other securities at their acquisition cost.

  Cash denominated in PLN is appraised according to its nominal value, while cash denominated in foreign currencies is converted into PLN at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

2.8 Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

2.9 Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Company's employees are entitled to jubilee awards in respect of certain duration of service to the Company as well as to retirement reimbursement upon their retirement. Prior to the year 1998, such cost items were reported as cash expenditures. As from 1998, a special awards and bonuses provision is set aside.

Amounts due to employees under the retirement reimbursement and jubilee award schemes calculated by an actuary as of December 31, 2001, amounted to PLN 49 701 thousand. A provision covering 100% of the above value was set aside for this purpose.

As of December 31, 2001, a provision of PLN 2 339 thousand was set aside for payments due to employees for overdue vacation leaves.

2.10 Corporate income tax

According to the Polish law, the Company withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate reserve or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when there exists an actual possibility of their future receipt.

The main items taken into account for the purpose of calculation of the above-mentioned provisions and receivables are:

- provisions for payments due to employees,
- depreciation of fixed assets which are subject to investment allowance (reliefs),
- accrued and unpaid interest on financial deposits as well as accrued and unpaid interest on loans obtained during the repayment period,
- provision calculations include costs of current operations, i.e. costs of energy consumption, commissions of travel agencies, payment of lump-sum remunerations, etc.

2.11 Revenues

Sales have been assessed on the basis of invoiced amounts. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is accounted for in the margin earned.

2.12 Equity

Equity and other assets and liabilities are assessed at their nominal value.

Changes in the principles of accounting and reporting in the financial statements

a) Restructuring and employment costs

In the current year, Orbis S.A. changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating costs". The above-mentioned change has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	Would have been according to the current principle
Costs of products, goods and raw materials sold	537 390	531 313
Other operating costs	14 449	20 526

3. Analysis of figures reported in the balance sheet

3.1. As of the end of the 4th quarter of 2001, the balance sheet total grew by 3% as compared to the balance sheet total of December 31, 2000.

3.2 Assets:

Fixed assets increased by 6% as a result of:

- growth of the tangible fixed assets, being the dominant item of the total assets, by 6.2% as a result of purchases and hotel modernization works,
- the following changes in the financial fixed assets:
  a) registration of the company Globis Wrocław Sp. z o.o.;
  b) capital increase in the company Globis Poznań Sp. z o.o. by PLN 1 500 thousand;
  c) capital increase in the company Orbis Transport Sp. z o.o. by PLN 7 183 thousand;
  d) sale of shares in the company Królewska Sp. z o.o.;
  e) sale of shares in the company Sana and Fabryka Dywanów "Kowary";
  f) granting of a subordinated loan to the company Globis Poznań,

  which resulted in an increase of financial fixed assets by 5% as compared to the corresponding period of the past year.

During the 4th quarter of 2001, the current assets decreased by 18.3% as compared to the current assets' balance as at the end of the fourth quarter of 2000. The share of current assets in the overall asset structure also went down from 12% to 10%, mainly as a result of:

1) decrease in short term debtors by 29.4%
2) decrease in stocks by 18 %.

At the same time, the balance of cash and cash equivalents increased by 37.5% as compared to the corresponding period of the past year. At present, this item constitutes 61% of the total current assets.

The remaining assets, that is the deferred costs and prepayments figure decreased by 12% as compared to the corresponding period last year. The deferred costs and prepayments item includes deferred income tax charges of PLN 3 822 thousand, unpaid VAT of PLN 1 541 thousand which shall be cleared during the next reporting period and expenditures incurred to be cleared during future periods, i.e. expenditure for hotel repairs and first low-cost equipment for newly built hotels, payments towards property insurance and insurance against civil liability.

3.3 Liabilities

1. As at the end of the 4th quarter of the year 2001, the balance of liabilities grew by 3% as a result of changes in the following figures:
   1) equity - increased by 4.9% as a result of posting the profits generated in the year 2000 to supplementary capital,
   2) provisions – decreased by 13.2% as a result of adjustment of provision for future payments to employees under the jubilee awards and retirement reimbursement scheme,
   3) accounts payable (creditors) decreased by 13.4%, mainly as a result of repayment of loans incurred from Central Fund for Tourism and Recreation (CFTiW) in the previous years and decrease of short-term creditors,
   4) accruals and deferred income increased by 25% as compared to the corresponding period of the past year and include the following provisions:
      - provision relating to the termination of leasing agreements executed with Warimpex AG and estimated additional costs of PLN 3 234 thousand,
      - provision with respect to remuneration payments for past-period vacations in the amount of PLN 1 642 thousand,
      - provision set aside with respect to incurred but unbilled costs of operations, such as telephone bills, costs of electric power and water as well as fees for participation in hotel systems,

      as well as advance charges for hotel services to be provided in the future which are subject to VAT.

3.4 The structure of the balance sheet total as of December 31, 2001, shows that fixed assets contribute 89.8%, current assets 9.6% and remaining assets 0.8% to total assets, while equity contributes 85.2%, provisions 3.9%, creditors 8.2% and accruals and deferred income 2.8% to total liabilities.

4. Analysis of figures reported in the profit and loss account

4.1 In 2001, the sales revenues equaled PLN 681 512 thousand and were by 12.4% lower than in 2000. The gross and net profit generated in 2001 totaled respectively PLN 72 730 thousand (59.9% of the year 2000 results) and PLN 52 231 thousand (61.6% of the year 2000 results).

During the fourth quarter of 2001, the Company effected a share sale transaction involving shares in the company "Królewska" Sp. z o.o., thus generating an extraordinary financial income of PLN 15 301 thousand and cashed in PLN 2 401 thousand of financial income as a result of winding-up a representative office

in London. During the third quarter of 2001, the Company effected another single transaction involving a sale of the title to perpetual use of land in Poznań, in the course of which the Company generated PLN 6 919 thousand under the item "other operating income".

The diminished level of sales revenues reflects the weakened dynamics of the economic growth in Poland. According to the initial estimates of the Main Statistical Office (GUS), the GDP growth in 2001 was 1.1%. Cuts of expenditure on hotel services associated with the weak growth of the GDP further intensified during the fourth quarter of 2001. A cost-curbing policy employed by several Polish companies was also an outcome of poor forecasts in respect of the business situation in Poland during 2002 and a feeble condition of the public finances in Poland. The downward trend that emerged in member states of the European Union and the United States continued to build up during the year and resulted in weaker business traffic between Poland and these countries, thus aggravating the reduction in demand for hotel services in Poland. Following the attacks on the United States, international passenger traffic was cut down even more.

A growth in supply of hotel rooms in Poland caused by completion of several investments compelled Orbis hotels to adopt a more flexible pricing policy. Upsurges in the supply of hotel rooms are of cyclic nature worldwide. New investments are embarked upon during periods of intensified demand for hotel services, at times when economic growth brings about increased business traffic. Such traffic is welcomed at high prices in accordance with the rule of high demand and unmatched supply. In Poland, such a trend prevailed throughout the period 1997-1998. For some time now Poland has been witnessing the opening of new hotels, occurring during the period of a slightly falling business trend, when a weaker demand encounters an increased supply.

The occupancy rate during the fourth quarter of 2001 equaled 39.5% and was by 6.3% less than in the fourth quarter of 2000. The annual average occupancy rate was at the level of 49.2% and fell by 4.3% as compared to the year 2000. In 2001, Orbis hotels sold 1 778 181 roomnights, by 5.1% less than in 2000. in the fourth quarter of 2001, the total number of rooms sold reached 361 896 (by 10% less than in the fourth quarter of 2000). The sales were effected in the context of an increased number of available rooms (by 3.4%), which in 2001 reached 9 923 rooms. The number of available rooms during the fourth quarter of 2001 equaled 9 947 and was by 3.3% greater than in the fourth quarter of 2000. The Average Daily Rate in the fourth quarter equaled PLN 219.5 (decrease by 15.1%), while the Average Daily Rate for the entire year 2001 equaled PLN 220.5 (decrease by 11.6%). Revenue per Available Room (RevPAR) for the fourth quarter equaled PLN 86.8 (decline by 26.6%), while the RevPAR for the entire 2001 equaled PLN 108.6 (decline by 18.7%).

It is worthy of note that the decline in the number of rooms sold concerns only the business guests, to whom 24.4% less rooms were sold during the fourth quarter of 2001 (as compared to the corresponding period of the past year). The hotels recorded a major increase in the number of rooms sold to tourist quests during the fourth quarter of 2001, i.e. by 29.3%. The increase in the number of rooms sold to tourist guests was predominantly attributable to an increased number of group arrivals, predominantly German groups, growing sales of weekend offers, addressed mainly to domestic

customers, and rise in the sales of special offers in the segment of foreign individual tourists and groups traffic.

In the light of significantly lower demand on the part of business guests, Orbis hotels implemented an extensive program of promotions relating to both the product as well as price of the services sold.

As a result of the developments described above, during the fourth quarter of 2001, the share of business guests in the overall structure of rooms sold equaled 63.3% as opposed to 74.7% in the fourth quarter of 2000. Rooms were sold to business guests at an average rate of PLN 262, which means a decrease by 8.2% as compared to the fourth quarter of 2000. The average rate in the tourist segment equaled respectively PLN 146.3 and fell by 14.8% as compared to the fourth quarter of 2000.

The performance for the entire year 2001 replicated a similar trend: decline in the number of rooms sold to business guests equaled 16.7%, while growth in the number of rooms sold in the tourist segment reached 15.5%. The share of business guests in the structure of rooms sold in 2001 equaled 56.4% and fell by 7.8% as compared to the year 2000. Likewise, the share of tourist guests in the structure of rooms sold rose from 35.8% in 2000 to 43.6% in 2001. The average rate in the business segment in 2001 equaled PLN 275.9 (reduction by 6.3% as compared to the year 2000), whilst in the tourist segment, the average rate totaled PLN 149.7 (reduction by 11.6% as compared to the year 2000).

The share of Poles in the number of rooms sold decreased slightly in the fourth quarter of 2001, i.e. from 44.6% to 43.6%. In general, Poles accounted for 35% of guests in Orbis hotels in 2001 (36.4% in 2000). The most numerous group of foreign guests in Orbis hotels are the Germans, who account for 18.9% of the number of rooms sold in the fourth quarter of 2001 as compared to 15.2% in the fourth quarter of 2000. In 2001, the share of German guests in the overall guest structure rose from 21.8% to 23.6%.

The traffic from the United States and Canada in the fourth quarter of the year 2001 reflected the effects of the tragic events that took place in September. The number of rooms sold to guests from the United States and Canada in the fourth quarter of the year 2001 fell by 19% as compared to the corresponding period of 2000. In the fourth quarter of 2001, the share of guests from the above mentioned countries in the structure of the rooms sold equaled 4.0% as compared to 4.4% in the fourth quarter of 2000, as opposed to the average annual results for 2001 which reflect an increase of the share of American and Canadian guests from 5.7% in 2000 to 6.4% in 2001.

4.2 The costs of products, goods and raw materials sold during four quarters of 2001 reached the level of 93.6%, while costs of sales accounted for 93.4% and general overheads accounted for 89.5% of the corresponding figures for the year 2000. For the 4th quarter of 2001, these figures reached, respectively, 90.8% of costs of products, goods and raw materials, 98.8% of costs of sales and 80.6% of general overheads in the 4th quarter of 2000.

The operating profit for the four quarters of the year 2001 equaled PLN 47 746 thousand. It accounts for 46.4% of the profit generated in 2000. Such performance

results from lower level of sales as compared to the past year and high fixed costs, particularly costs of depreciation write-offs which at the end of the 4th quarter of the year amounted to PLN 68 021 thousand and was by 14.7% higher than in the year 2000. Such high value of depreciation results from hotel base modernization program carried out since 1998 as well as from new investments in hotels by Orbis S.A.

Throughout 2001, the company continued to implement the employment-restructuring program. The cost of severance payments for employees leaving the Company on the basis of mutual agreements between the parties equaled PLN 14.2 million, of which PLN 6.1 million in the fourth quarter of 2001 only. The average annual employment level in hotels equaled 7 373 posts and fell by 9.8% as compared to the year 2000. The employment per room coefficient in 2001 equaled 0.7. The average employment level in December 2001 equaled 7 179 posts.

The employment-restructuring program continued consistently throughout the years 2000-2001 brought about cost optimization in the following areas:

a) payroll and employment-related costs decreased by PLN 23 827 thousand,
b) payments due to employees assessed as of December 31, 2000, under the retirement reimbursement and jubilee awards decreased by PLN 14 731 thousand, while the provision established for this purpose was adjusted by PLN 7 602 thousand (the provision established as of December 31, 2000, covered 89% of the due amount).

The results of financial operations at the end of the 4th quarter of 2001 increased by 35.14% as compared to the past year. This is a result of a sale of shares in the company "Królewska" Sp. z o.o. that generated a one-time financial income of PLN 15 301 thousand and of winding-up a representative office in London, whereupon Orbis S.A. cashed-in PLN 2 401 thousand.

The costs in 2001 were additionally enlarged as a result of setting us a provision of PLN 2 243.2 thousand for the anticipated result of control related to settlement of taxes in 1997. The fiscal control authorities questioned the settlement by the Company of the costs related to introducing the "A" series' shares to public trading at the first stage of the Company's privatization process.

4.3 A gross profit of PLN 8 445 thousand was recorded in the 4th quarter of 2001 as compared to a gross profit of PLN 12 077 thousand achieved in the corresponding period of past year. The gross profit generated during the entire year 2001 by the Company amounted to PLN 72 730 thousand, i.e. 60% of the year 2000 result.

4.4 The book income tax reflects the released provision that has been created in the past years for investment allowance (relief) and temporary differences in the costs of income generated.

The fiscal income tax for the four quarters of 2001 includes, in its tax basis, a premium of PLN 1 861 thousand generated as a result of the allocation of an investment allowance (relief) in the year 2000.

The fiscal income tax for the four quarters of the year 2001 amounted to PLN 19 438 thousand while the book income tax equaled to PLN 20 499 thousand.

4.5 During the four quarters of the year 2001, the Company generated a net profit of PLN 52 231 thousand, i.e. 61.6% of the past year's figure. The net profit for the 4th quarter of the year equaled PLN 6 681 thousand and was by 4.5% lower than the profit generated in the 4th quarter of 2000.

4.6 Consequently, earnings per share calculated on the basis of net profits for 12 months fell to PLN 1.13 from the level of PLN 1.84 recorded in the corresponding period of 2000.

5. Analysis of information contained in the financial statements – comparative changes in equity

5.1 At the beginning of the 4th quarter of 2001, the balance of shareholders' equity was by 5% greater than in the past year.

5.2 During the 4th quarter of 2001 (just as in the 4th quarter of 2000), the balance of supplementary capital underwent minor change as a result of posting certain amounts of reserve capital to supplementary capita due to changes in the balance of fixed assets.

5.3 At the end of the quarter, the shareholders' equity amounted to PLN 1 100 million and was by 4.9% greater than at the end of the 4th quarter of 2000.

6. Analysis of figures reported in the cash flow statement

6.1 The cash flow statement of the Company is prepared by indirect method.

6.2 In the 4th quarter of 2001, the net cash flow from operating activities equaled PLN 25 294 thousand, which accounts for 66.1% of the figure achieved during the corresponding period last year. Receipts from investment activities accounted for 37.9% of those generated during the 4th quarter of 2000, while expenditures accounted for 30% of the figure recorded in the corresponding period of the past year, thus generating a negative cash flow from investment activities. Despite engaging less funds for hotel modernization, expenditure for acquisition of tangible fixed assets continued to dominate amongst other items of expenditures on investment activities. The main item of receipts from investment activities in the 4th quarter of 2001 was the sale of financial fixed assets in associated companies.

Expenditures on financing activities increased by 5.3% as compared to the 4th quarter of 2000 and comprised of repayment of short-term bank loans and credits (principal and interest).

Despite a negative balance of net cash flow generated from investment and financing activities, the Company recorded a positive net balance of cash and cash equivalents at the end of the 4th quarter of 2001.

7. Additional information

7.1 As of December 31, 2001, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of Dec 31, 2000.	Changes from Jan 1, 2001, till Dec 31, 2001	Share of votes at the General Assembly as of Dec 31, 2001.	No of shares as of Dec 31, 2001.
Accor S.A..	20 %	+ 5% minus1 share	25% minus 1 share	11,519,251
Reib International Holdings Limited	9.99%	+ 0.38%	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-	6.24%	2,874,900
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michał Sołowow	-	+ 5.01%	5.01%	2,310,000
Other shareholders	53.77 %	5.39% plus 1share	48.38% plus 1 share	22,290,814

According to the information passed to the Company on January 25, 2002, an open-end pension fund "Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK" held 2 338 652 shares in Orbis S.A. having its corporate seat in w Warsaw, which altogether constituted 5.08% of the Company's share capital and represented 2 338 652 votes at the General Assembly of Shareholders, i.e. 5.08% of the total number of votes thereon. /Current report no 4/2002 dated January 30, 2002/.

7.2 As of December 31, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski — President of the Management Board
holds 4 563 shares of ORBIS S.A.

2. Krzysztof Andrzej Gerula — Vice-President of the Management Board
holds 2 607 shares of ORBIS S.A.
holds 182 shares of PBP Orbis Sp. z o.o.
holds 73 shares of Orbis Transport Sp. z o.o.

3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board
holds 513 shares of ORBIS S.A.
holds 327 shares of PBP Orbis Sp. z o. o
holds 200 shares of Orbis Transport Sp. z o. o

4. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board
holds 3 000 shares of ORBIS S.A.

5. Lidia Mieleszko — Member of the Management Board
holds 268 shares of ORBIS S.A.

6. Yannick Rouvrais — Member of the Management Board
does not hold any shares in the Company or other companies in the ORBIS Group

8. Other events affecting the Company's financial standing

8.1 On January 31, 2001, the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) decided to maintain the „A+" rating with a stable perspective awarded to Orbis S.A. and to withdraw the company from its „observation list".
/Current report no 2/2001/.

8.2 The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

8.3 Orbis S.A. terminated the management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz. The said management contract was replaced with a franchise agreement.
/Current report no 4/2001/.

8.4. On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

8.5. On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Polska Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

8.6. On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end credit facility with an option to convert it into a revolving credit.
/Current report no 7/2001/.

8.7. On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw expired on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will expire on July 1, 2002.
/Current report no 8/2001/.

8.8 On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The I phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

8.9 On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT.
/Current report no 10/2001/.

8.10. On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000.
In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed license fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

8.11. The Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

8.12. The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1) Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2) Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3) Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;

4) Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

8.13. The Ordinary General Assembly of Orbis S.A. Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:

1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven million five hundred and eighty seven thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);
4. additional notes;
5. report on the activity of the Group during the year 2000.

8.14. The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

8.15. The Ordinary General Assembly of Shareholders granted its consent to:

1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;
3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;

4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,

   registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,

   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
6) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Biała, Land and Mortgage Registry Division;
7) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
8) transfer of the real estate located at 5, Powstańców (Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along with the respective share of the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;
9) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;
10) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, W³oc³awek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in Włocławek, Land and Mortgage Registry Division;
11) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.
    /Current report no 19/2001/.

8.16. On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A. /Current report no 23 dated June 30, 2000./
/Current report no 25, 2001/.

8.17. On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares having their nominal value specified in Euro in the company AWSA Holland B.V. established under the Dutch law.
On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.
The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001 had been contributed by AWSA Holland II B.V. to the company AWSA Holland I B.V..
AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska SA and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

8.18. An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001/.

8.19. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street.
The case relates to the part of land on which the Forum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold

over developed land owned by the State Treasury, located in Warsaw, at 26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision. According to the knowledge of Orbis S.A., it is also not the subject of any other administrative proceedings or litigation.

The decision merely means that an appropriate body, i.e. the Head of the Warsaw county, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree". In such case, the matter of the legal consequences stemming from the acquisition by Orbis S.A. of the right to perpetual hold over the land and ownership of the building, which was omitted by the Supreme Administrative Court, may arise. The building, which has been built by the legal predecessor of Orbis S.A. and which constitutes a separate property may not be subject to the proceedings based on the Decree, since it did not exist at the time of filing the above-mentioned request. Furthermore, there are no grounds, particularly under Articles 145 and 146 of the Code of Administrative Proceedings, to undermine the decision granting the right to the property to the legal predecessor of Orbis S.A.. Thus, the claims of heirs to the former owners should, in the end, be examined on the basis of and according to the procedure laid down by Article 160 of the Code of Administrative Proceedings – as claims towards the State Treasury.

Furthermore, it should be mentioned that the present company Orbis S.A., though a legal successor of the entity which acquired the rights in 1991, may not be identified with it, since it no more belongs to the category of state-owned legal persons (state-owned enterprises, companies wholly owned by the State Treasury), but acquired a special status of a public company under the provisions on public trading in securities. All the more so, Orbis S.A. should remain beyond the impact of the legal consequences arising out of the decision issued by the Supreme Administrative Court and described above.

/Current report no 35/2001/.

8.20. After administrative proceedings pending throughout a period of 10 years, on November 15, 2001, the Supreme Administrative Court in Warsaw finally ruled invalid a decision issued on June 12, 1973 by the Presiding Board of the National Council of the City of Cracov, ordering the expropriation to the State Treasury of the old town building located at 11, Pijarska street in Cracov, previously under management by Orbis SA, Hotel Cracovia Branch in Cracov.

8.21. On December 12, 2001, the Chairman of the Supervisory Board of Orbis S.A. was served a retirement notice by the Vice-President of the Orbis S.A. Supervisory Board, Mr Stephane Michelangeli, from his position as a member of the Board. The Chairman of the Supervisory Board requested the Management Board of Orbis S.A. to convene an Extraordinary General Assembly of Shareholders in other to fill the vacancy in the Supervisory Board.

/Current report no 39/2001/.

8.22. On December 20, 2001, "Orbis" S.A. and Mr. Jacek Szymoński signed an agreement concerning the shale of shares in a company operating under a business name KRÓLEWSKA Sp. z o.o., having its registered address in Warsaw, for a price of US$ 5,700,000.00.

In this transaction, 7 435 shares, i.e. all the shares held by "Orbis" S.A., having a nominal value of PLN 1,000 each, representing 7 435 votes at the General Assembly of the Company's Shareholders, have been sold. The book value of these shares in the account books equals PLN 7,435,000.00 (49% of the Company's founding share capital).

The Company was founded on December 23, 1997, with the purpose of constructing and administering an office building with office space for rent, located on the "Orbis" plot at the junction of the Królewska and i Marszałkowska streets in Warsaw. "Orbis" S.A. acquired 49% of the Company's shares. The shares were fully paid-up by way of making an in-kind contribution of the right to perpetual lease of the land and in cash. The Company's share capital has been raised three times. After the last increase that took place in November 1999, the Company's share capital amounted to PLN 15,174,000.

The price for sold shares will be paid by December 28, 2001, to the foreign currency account of "Orbis" S.A. The rights attached to the shares will be transferred to the buyer on the day the following conditions are met: once "Orbis" S.A. is released from a guarantee in the form of a bill of exchange in respect of the repayment of a bank bridge financing due on December 31, 2001 (assignment of this guarantee to the Buyer) and upon payment of the price.

The shares in the Company have been regarded a long-term investment. However, considering the fact that construction and administration of office buildings is not the core business of Orbis" S.A., and further that agreed terms of the transaction reflect the value of the shares, the Management Board of "Orbis" S.A. made the decision to sell these shares.
/Current report no 42/2001/.

8.23. On January 25, 2002, the Extraordinary General Assembly of "Orbis" S.A. Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2002/.

9. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 110 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of December 31, 2001, were initiated against or by the Company. Among the pending court litigation, the case relating to the „Hotel Europejski" in Warsaw is of particular importance to the Company.

On October 6, 1999, the Head of the Warsaw County issued a decision concerning establishment of a right to perpetual hold (of 99-year duration) of the real property located in Warsaw, at 13, Krakowskie Przedmieście street, to a joint stock company named "Hotel Europejski - Spółka Akcyjna" having its corporate headquarters in Warsaw.

In the opinion of the Management Board of ORBIS S.A., this decision was a mistake. In the light of the above, on October 25, 1999, ORBIS S.A. appealed against this decision and pleaded for its reversal by the relevant appellate authority in accordance with the appeal procedure.

On December 17, 1999, the Voivod (Head) of the Mazowieckie Province annulled the challenged decision in its entirety and passed the case for further review.

Acting in the interest of its shareholders, on December 30, 1999, the Management Board of ORBIS S.A. filed a demand with the Head of the Warsaw County to transfer the ownership title to the real property located in Warsaw at 13, Krakowskie Przedmieście street, or possibly to establish a right of perpetual use of the above mentioned real property at the same time transferring the ownership title to the building located on this real property. Two experts' opinions on financial outlays made with respect to the above-mentioned real property were produced as a justification of the above-mentioned demand.

The said opinions confirm that outlays made by ORBIS for upgrading and modernization of the hotel building, which was damaged in over 74%, exceed the value of the land, thus giving legal grounds for the transfer to ORBIS S.A., against an appropriate consideration, of the ownership title to the land pursuant to Article 231 of the Polish Commercial Code.

Since the Head of the Warsaw County failed to comply with the request of ORBIS S.A., on February 11, 2000, ORBIS S.A. filed a suit with the I Civil Division of the District Court in Warsaw to issue an injunction to the defendant, the State Treasury, represented by the Head of the Warsaw County, to transfer to ORBIS S.A., against a consideration, the title of ownership of land located in Warsaw, at 13, Krakowskie Przedmieście street, marked as plots of land numbered 51/1 with an area of 5 261 m^2, 51/2 with an area of 50 m^2, and 51/3 with an area of 19 m^2 in the map section 5-03-05, with respect to which the VI Land and Mortgage Registry Division of the District Court for Warsaw-Mokotów keeps a land and mortgage register no KW 201926.

On March 29, 2000, ORBIS S.A. applied to the Supreme Administrative Court in Warsaw to suspend the proceedings initiated and pending before the Court as a result of complaint of HOTEL EUROPEJSKI S.A. having its corporate seat in Warsaw filed on January 18, 2000, against a decision no 406 dated December 17, 1999, issued by the Mazowieckie Province Voivod, due to the fact that other proceedings are pending, in the course of which it shall be resolved with whom the right of ownership of the land should lie.

The Regional Court in Warsaw, I Civil Department, on 8 May 2000 in the case filed by Orbis S.A. against the State Treasury represented by the Head of the Warsaw County for transferring ownership title, ruled to secure the claim by entering a warning in section III of the land register KW 201926 maintained by the Regional Court for Warsaw Mokotów, VI Land and Mortgage Register Division in Warsaw, regarding pending litigation in respect of the transfer of ownership title to the real estate with an area of 53

a 30 sq.m. located in Warsaw at Krakowskie Przedmieście 13 in favor of Orbis S.A. The court dismissed the remaining scope of the motion to secure the claim.

At a hearing on July 28, 2000, the Supreme Administrative Court rejected the motion (seconded also by the Voivod) to suspend the proceedings and annulled the decision of Voivod no 406 dated December 17, 1999.

On August 31, 2000, the legal advisers I&Z spółka cywilna received a written justification of the Supreme Administrative Court's ruling from which it follows that the matter will be submitted to the Mazowieckie Province Voivod for reconsideration in the course of appellate proceedings.

On September 8, 2000, the legal advisers I&Z spółka cywilna applied to the Mazowieckie Province Voivod to suspend administrative proceedings initiated as a result of a motion lodged by Hotel Europejski S.A. to establish a right to perpetual hold (of 99-year duration) of the lot of land located in Warsaw, at 13, Krakowskie Przedmieście street, to this joint stock company, on the grounds that that court proceedings are pending before the I Civil Division of the District Court in Warsaw in the course of which it shall be resolved with whom the right of ownership of this land should lie.

On November 6, 2000, by virtue of a decision no. 119/00, the Voivod of the Mazowieckie Province refused to suspend administrative proceedings regarding the consideration of the appeal in respect of instituting perpetual hold of the plot of land located in Warsaw at Krakowskie Przedmieście 13 in favor of the joint stock company Hotel Europejski with its seat in Warsaw.

In response, on November 22, 2000, Orbis S.A. represented by the legal advisers I&Z spółka cywilna complained against this decision to the Chairman of the Office of Housing and Urban Development through the mediation of the Voivod of the Mazowieckie Province and applied for the decision to be reversed and reiterated its request for suspending administrative proceedings in the case.
On December 5, 2000, having reconsidered the appeal filed by the legal advisers I&Z against the decision of October 6, 1999, no.532/ZP/99, issued by authorization of the Head of the Warsaw County and establishing the right of perpetual usufruct to the land located in Warsaw where Hotel Europejski is located in favor of Hotel Europejski S.A., the Voivod of the Mazowieckie Province issued decision no.588/00. The Voivod reversed section 2 (establishing a symbolic fee for instituting perpetual usufruct) and section 3 (obligating the perpetual usufructuary to make the payment by the date of signing of the relevant notary deed) of the disputed decision and ruled in this respect, while the remaining scope of the disputed decision was upheld.

On January 10, 2001, Orbis S.A. filed a complaint against the Voivod's Decision no.588/00 dated December 5, 2000, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A. with the Supreme Administrative Court, and applied for reversal of the disputed decision on the grounds that it was issued in violation of the law and for allocating litigation costs according to prescribed norms.

On January 17, 2001, the attorney-at-law of Orbis S.A. applied to the Supreme Administrative Court to suspend the execution of the decision no.588/00 dated December 5, 2000, issued by the Voivod of the Mazowieckie Province reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A..

The District Court for Warsaw-Mokotów, X Land and Mortgage Registry Division in Warsaw entered, on February 12, 2001, a warning in section III of the land and mortgage register KW 201926 regarding litigation in respect of the transfer of ownership title to the real estate instituted by Orbis S.A. and pending before the District Court in Warsaw, I Civil Division.

Following the consideration of the complaint filed by Orbis S.A on November 22, 2000 against the decision issued by the Voivod of the Mazowieckie Province no. 119/00 dated November 6, 2000 refusing to suspend the appellate proceedings with respect to the establishment of the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 14, on February 27, 2001 the Chairman of the Office of Housing and Urban Development issued a decision (no. GN.5.1-Z-14/01) upholding the challenged decision of the Voivod of the Mazowieckie Province dated November 6, 2000.

On March 30, 2001, Orbis S.A., represented by its legal advisers I&Z spółka cywilna, complained against the decision of February 27, 2001 to the Supreme Administrative Court and applied for the reversal of the challenged decision on the grounds that it was issued in violation of the law and for the reversal of the decision upheld thereby and pleaded to submit the case the Voivod of the Mazowieckie Province for further consideration.

Having considered and examined the case on complaint filed by Orbis S.A against the decision by the Voivod of the Mazowieckie Province dated December 5, 2000 in the matter of the perpetual usufruct, on March 28, 2001 the Supreme Administrative Court ordered that the complaint be dismissed. The justification to the ruling included, among others, a statement that the complaint was filed after time limit prescribed for its filing had lapsed.

In relation to the ruling issued on March 28, 2001, on April 10, 2001 Orbis S.A. represented by the legal advisers I&Z spółka cywilna lodged a motion with the Supreme Administrative Court for the addendum to the decision – the interpretation of the justification to the ruling with respect to the fact that the challenged decision was served on the attorney-at-law, in the procedure prescribed in Art. 40 of the Code of Administrative Procedure and the influence this circumstance exerted on the time limit set for the filing of the complaint.

On April 25, 2001, Orbis S.A represented by the legal advisers I&Z spółka cywilna lodged an application with the First President of the Supreme Court for filing an extraordinary appeal to the Supreme Court against the ruling issued on March 28, 2001 by the Supreme Administrative Court in the matter of the perpetual usufruct demanding

the Court to move for the reversal of challenged ruling issued by the Supreme Administrative Court on March 28, 2001 and for the consideration of the complaint filed by Orbis S.A. against the decision of the Voivod of the Mazowieckie Province dated December 5, 2000. The decision rendered by the Supreme Administrative Court on March 28, 2001 is challenged on the grounds that it represents a flagrant infringement of the provisions of the Constitution of the Republic of Poland and the provisions of the Code of Administrative Procedure consisting in the calculation of the time limit for filing the complaint with the Supreme Administrative Court from the date the challenged decision of the Voivod of the Mazowieckie Province was served on the Party, and not on its attorney-at-law.

In a letter dated December 6, 2001, the company Hotel Europejski S.A. called upon the Management Board of Orbis S.A. to release to that company the real property located in Warsaw, at 13, Krakowskie Przedmieście street. The said letter contained an attached Xerox copy of the notification from the District Court of Warsaw-Mokotów, X Land and Mortgage Registry Division, about the entry, on September 24, 2001, in the land and mortgage register KW 201926, of the company Hotel Europejski S.A as the holder of the perpetual usufructuary title to the land in question for the period till September 13, 2100. The entry was made following an application filed on September 18, 2001, on the basis of an agreement concerning perpetual use of land executed before a Notary, Mr. Zenon Marmaj, Deputy Notary acting for the Notary Janusz Marmaj, Notary's file no Rep. A 2219/01.

The following proceedings are currently pending:

1) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
2) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration, the ownership of the land to Orbis S.A..
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

10. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2001 1 EURO = PLN 3.5219
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EURO = PLN 3.6170

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Member of the Management Board

Warsaw, February 14, 2002.